unaxis

SUPPL

Rule 12g3-2(b) File No. ~~82-5190~~

0 82-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date July 14, 2006
Contact Martina C. Schuler





Unaxis Holding AG
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i. A. Martina C. Schuler

Corporate Communications

Enclosure

- **RENOVA Group acquires 10.25 % of Unaxis shares**

dlw 7/20

Unaxis Holding AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis esec balzers Leybold vacuum Contraves Space

unaxis

Rule 12g3-2(b) File No. 82-5190

RECEIVED

2006 JUL 20 P 2:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RENOVA Group acquires 10.25 % of Unaxis shares

Expansion of the strategic focus to Eastern Europe

Pfäffikon SZ, July 14, 2006 – The Russian RENOVA Group has acquired 10.25 % of the Unaxis Holding AG. Viktor Vekselberg's company is a diversified holding company, considered a leading investor in Russia in the crude oil, natural gas, mining, metal processing, mechanical engineering, and chemistry sectors. According to statements made by RENOVA itself, the Russian company views this move as much more than just a financial investment. Rather, by acquiring this stake in Unaxis and venturing into the field of high technology, the company hopes to build a long-term partnership. This Russian investor creates new opportunities for Unaxis in Russia and Eastern Europe.

"We are extremely pleased to have RENOVA as an investor in our company," said Thomas P. Limberger, CEO of Unaxis. The investment is a sign that the new direction the company is taking has resonated positively and that our growth strategy is convincing. "With the REVONA Group, our position in Eastern Europe for expanding our business has completely changed," added Limberger. The region has been viewed as an important growth market by the Unaxis management for some time. Now this strategic focus can be expanded by in turn increasing investment activity in Russia.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

About the RENOVA Group

The Russian RENOVA Group is a diversified holding company with expanding international activities. In Russia, the company is one of the main investors in crude oil, natural gas, mining, metal processing, mechanical engineering, chemistry, real estate, infrastructure, and a range of other sectors. The RENOVA Group is mainly active in Russia, in the former CIS states, Switzerland, South Africa, and the USA.

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information, please contact:

Unaxis Holding AG

Corporate Communications

Burkhard Böndel

Tel. +41 58 360 96 05

Fax +41 58 360 91 93

media.relations@unaxis.com

investor.relations@unaxis.com

Unaxis - a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com